Fitness Champs Holdings Limited

7030 Ang Mo Kio

Avenue 5, #04-48

NorthStar@AMK

Singapore 569880

October 18, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Alyssa Wall

Re:	Fitness Champs Holdings Limited (the “Company”)
Amendment No. 1 to Registration Statement on Form F-1 Submitted October 3, 2024 (as amended, the “Registration Statement”)
File Number 333-282016

Ladies and Gentlemen:

We have set forth below responses to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of October 16, 2024 with respect to the Company’s Registration Statement.

For your convenience, the text of the Staff’s comment is set forth below in italics, followed by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 2 to the Registration Statement submitted concurrently with the submission of this letter in response to the Staff’s comment.

Amendment No. 1 to Registration Statement on Form F-1

Capitalization, page 34

1.	On your table of indebtedness, please tell us what the column labeled “As adjusted” represents. The notes at the end of the table indicate that you intend to repay the shareholder loans in full using proceeds from this offering, so it is not clear what the as adjusted amounts represents. In addition, we note that your capitalization table also reflects the full amount of shareholder loans in the “as adjusted” column.

We have revised the disclosure in the tables regarding Capitalization and Indebtedness to clarify that the shareholder loan will be paid from the proceeds of the offering, and conformed the “As Adjusted” columns in these tables accordingly.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

Fitness Champs Holdings Limited

By:	/s/ Joyce Lee Jue Hui
Joyce Lee Jue Hui
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood